===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,        December                                      2006
                         ----------------------------------------   -----------
Commission File Number   000-29898
                         ----------------------------------------   -----------

                           Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

             295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

                Form 20-F                     Form 40-F   X
                          ------------                   ---------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                            No  X
                     ---------------               -----------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



===============================================================================

                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document                                                               Page No.
                                                                       --------

  1       News Release dated December 21, 2006 ("Research In Motion       4
          Reports Preliminary Third Quarter Results")

  2       News Release dated December 21, 2006 ("RIM Provides            13
          Status Update")

                                                                     DOCUMENT 1

[RIM GRAPHIC OMITTED]

                                                                   NEWS RELEASE


                                                              December 21, 2006

FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS PRELIMINARY THIRD QUARTER RESULTS

Waterloo, Ontario - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported preliminary third quarter results for the three months ended December 2, 2006 (all figures in U.S. dollars).

The results reported today are preliminary pending the restatement related to RIM's historical non-cash charges associated with past option grants. As disclosed previously, RIM is completing a management-initiated, voluntary review of RIM's historical option granting practices. It is the Company's belief that the impact of any restatement on GAAP and adjusted operating results for fiscal 2007, including the third quarter, will be immaterial. RIM will file final financial statements for the second and third quarters of fiscal 2007 following the completion of the review, which is expected prior to RIM's fiscal year end of March 3, 2007.

Revenue for the third quarter of fiscal 2007 was $835.1 million, up 26.8% from $658.5 million in the previous quarter and up 49% from $560.6 million in the same quarter of last year. The revenue breakdown for the quarter was approximately 75% for handhelds, 17% for service, 5% for software, and 3% for other revenue. Approximately 875,000 BlackBerry subscriber accounts were added in the quarter. At the end of the quarter, the total BlackBerry subscriber account base was approximately 7 million. Revenue and subscriber account additions will not be impacted by the restatement referenced above.

"We are extremely pleased with the strong revenue and subscriber account growth achieved in the third quarter," said Jim Balsillie, Chairman and Co-CEO at RIM. "New product launches during the past few months have exceeded our expectations and we look forward to continuing this momentum into the new year."

Preliminary GAAP net income for the quarter was $176.0 million, or $0.93 per share diluted. Excluding regular stock option expense of $3.6 million, preliminary adjusted net income was $179.6 million, or $0.95 per share diluted. The preliminary adjusted net income and preliminary adjusted net income per share do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers. The adjusted measures should be considered in the context of RIM's preliminary GAAP results.

Revenue for the fourth quarter of fiscal 2007 ending March 3, 2007 is expected to be in the range of $900-$940 million. Subscriber account additions in the fourth quarter are expected to be in the range of 950,000-975,000. GAAP earnings per share for the fourth quarter are expected to be in the range of $0.92-$0.99 cents per share diluted. Adjusted earnings per share for the fourth quarter, which excludes regular stock option expense of approximately $5 million, are forecast to be in the range of $0.95-$1.02 per share diluted.

The total of cash, cash equivalents, short-term and long-term investments was $1.3 billion as at December 2, 2006, compared to $1.2 billion at the end of the previous quarter, an increase of $155 million over the prior quarter. Cash was provided by operating activities as well as issuance of share capital. These were offset in part by capital expenditures.

Reconciliation of preliminary GAAP net income to preliminary adjusted net income (United States dollars, in thousands except per share data)

                                                                 For the three
                                                                  months ended
                                                              December 2, 2006
-------------------------------------------------------------------------------

Preliminary GAAP net income, as reported                       $     176,017

Adjustment:

Regular stock option expense, net of tax                               3,609

                                                           --------------------
Preliminary adjusted net income                                $     179,626
                                                           ====================

Preliminary adjusted net income per share, diluted             $        0.95
                                                           ====================

Note: Preliminary adjusted net income and preliminary adjusted net income per share do not have any standardized meaning prescribed by GAAP and thus are not comparable to similar measures presented by other issuers. Investors are encouraged to consider this adjusted measure in the context of RIM's preliminary GAAP results.


Highlights of the third quarter:

     o    RIM introduced the BlackBerry(R) Pearl(TM) smartphone.
     o    RIM introduced the BlackBerry 8703e.
     o    RIM introduced BlackBerry Enterprise Server for MDS Applications.
     o    RIM introduced an enhanced BlackBerry Smart Card Reader.
     o    T-Mobile USA launched the BlackBerry Pearl in the U.S.
     o    Cingular launched the BlackBerry Pearl in the U.S.
     o    Verizon Wireless launched the BlackBerry 8703e in the U.S.
     o    Sprint launched the BlackBerry 8703e in the U.S.
     o    U.S. Cellular launched the BlackBerry 8703e in the U.S.
     o    Rogers Wireless launched the BlackBerry Pearl in Canada.
     o    Bell launched the BlackBerry 8703e in Canada.
     o    Telus launched the BlackBerry 8703e in Canada.
     o    Digicel launched BlackBerry in Martinique.
     o    Entel PCS launched the BlackBerry Pearl in Chile.
     o    Movistar Chile launched the BlackBerry Pearl in Chile.
     o    CLARO launched the BlackBerry 7130g in Chile.
     o    CLARO launched BlackBerry in El Salvador.

     o    CLARO launched BlackBerry in Guatemala.
     o    O2 launched the BlackBerry Pearl in the UK.
     o    Orange launched the BlackBerry Pearl in the UK.
     o    T-Mobile launched the BlackBerry Pearl in Germany.
     o    T-Mobile launched the BlackBerry Pearl in Austria.
     o    T-Mobile launched the BlackBerry Pearl in the UK.
     o    Vodafone launched the BlackBerry Pearl in Spain.
     o    Vodafone launched the BlackBerry Pearl in Germany.
     o    Vodafone launched the BlackBerry Pearl in Italy.
     o    Vodafone launched the BlackBerry Pearl in the UK.
     o    SFR launched the BlackBerry Pearl in France.
     o    Telecom Italia launched the BlackBerry Pearl in Italy.
     o Trigcom launched the BlackBerry 8700g and the BlackBerry Pearl in Norway.
     o    Mobilkom launched the BlackBerry Pearl in Austria.
     o    Telefonica launched the BlackBerry Pearl in Spain.
     o Mobistar launched the BlackBerry 7130g and the BlackBerry Pearl in Belgium.
     o    Orange launched BlackBerry in Slovakia.
     o    T-Mobile Slovakia launched the BlackBerry 8700g in Slovakia.
     o    CellPlus announced plans to launch BlackBerry in Mauritius.
     o    Mobily announced plans to launch BlackBerry in Saudi Arabia.
     o    Batelco and EMS launched BlackBerry in Bahrain.
     o    Etisalat launched BlackBerry Internet Service in the United Arab
          Emirates.
     o    Djezzy launched BlackBerry in Algeria.
     o    NTT DoCoMo launched the BlackBerry 8707h in Japan.
     o    Maxis launched the BlackBerry 8707g in Malaysia.
     o    Indosat launched the BlackBerry 8700g in Indonesia.
     o    MPULSE launched BlackBerry in Guam.
     o    Vodafone launched the BlackBerry 7130v in New Zealand.
     o    Airtel launched the BlackBerry 7130g and BlackBerry Pearl in India.
     o    CSL launched the BlackBerry Pearl in Hong Kong.
     o    SmarTone-Vodafone launched the BlackBerry Pearl in Hong Kong.
     o    SingTel launched the BlackBerry Pearl in Singapore.
     o    Vodafone launched the BlackBerry Pearl in Australia.
     o    Optus launched the BlackBerry Pearl in Australia.
     o    Cingular launched BlackBerry Connect for the Nokia E62.
     o BlackBerry ISV Alliance members continued to build upon the BlackBerry platform with a range of new products and services that help customers extend their wireless data strategies beyond wireless email.

Highlights Subsequent to Quarter End:

     o    Alltel Wireless launched the BlackBerry 8703e in the U.S.
     o    Cbeyond launched the BlackBerry 8703e in the U.S.
     o    Telcel Mexico launched the BlackBerry Pearl in Mexico.
     o    CLARO launched the BlackBerry Pearl in Chile.
     o    Comcel launched the BlackBerry Pearl in Colombia.
     o    TSTT launched the BlackBerry Pearl in Trinidad & Tobago.
     o    Wind launched the BlackBerry 8700g in Italy.

     o    Orange launched the BlackBerry Pearl in France.
     o    Orange launched the BlackBerry Pearl in Spain.
     o    Swisscom launched the BlackBerry Pearl in Switzerland.
     o    Vodafone launched the BlackBerry Pearl in Croatia.
     o    Vipnet launched the BlackBerry Pearl in Croatia.
     o    Hutch launched BlackBerry in India.
     o    Telstra launched the BlackBerry Pearl in Australia.
     o    Vodafone launched the BlackBerry Pearl in New Zealand.
     o Taiwan Mobile launched the BlackBerry 7290 and the BlackBerry 8700 in Taiwan.
     o    Rogers Wireless launched BlackBerry Connect for the Nokia E62 in
          Canada.
     o    Dopod International launched BlackBerry Connect in Asia.
     o Digicel launched BlackBerry Connect for the Sony Ericsson P990 in the Caribbean.


The replay of the company's Q3 conference call can be accessed after 7 p.m. (eastern), December 21, 2006 until midnight (eastern), January 14, 2007. It can be accessed by dialing 416-640-1917 and entering passcode 21212410#. The conference will also appear on the RIM web site, live at 5:30 pm (eastern) and archived at http://www.rim.com/investors/events/index.shtml until midnight January 14, 2007.


About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:                                      Investor Contact:
Marisa Conway                                       RIM Investor Relations
Brodeur for RIM                                     519.888.7465
(212) 771-3639                                      investor_relations@rim.com
mconway@brodeur.com                                 --------------------------
-------------------

                                      ###


This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM's revenue and earnings expectations for the fourth quarter of fiscal 2006, anticipated growth in subscribers, plans relating to RIM, including plans for new product launches, its expectations regarding its carrier partners, and RIM's expectations relating to the outcome of its ongoing management-initiated, voluntary review of its historical option granting practices. The terms and phrases, "belief", "will", "continuing this momentum", "expected", "forecast", "plans" and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to RIM's ongoing management-initiated, voluntary review of its historical option granting practices, including the risks described in the cautionary note regarding forward-looking statements in RIM's biweekly status update in a separate press release issued today; risks relating to RIM's intellectual property rights, including; RIM's ability to enhance current products and develop new products; RIM's reliance on carrier partners, third-party network developers and suppliers; and intense competition. These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.


                                     Research In Motion Limited
                               Incorporated under the Laws of Ontario
                     (United States dollars, in thousands except per share data)


                                             Preliminary
                                Consolidated Statements of Operations

                                                              For the three months ended
                                                    December 2,        September         November 26,
(unaudited)                                            2006             2, 2006             2005
----------------------------------------------------------------------------------------------------

Revenue                                             $    835,053       $   658,541      $    560,596
Cost of sales                                            382,295           288,369           247,851
                                                   --------------------------------------------------
Gross margin                                             452,758           370,172           312,745
                                                   --------------------------------------------------

Gross Margin %                                             54.2%             56.2%             55.8%

Expenses
  Research and development                                60,833            55,622            41,567
  Selling, marketing and administration                  145,903           115,860            83,965
  Amortization                                            20,334            18,453            12,797
  Litigation                                                   -                 -            26,176
                                                   --------------------------------------------------
                                                         227,070           189,935           164,505
                                                   --------------------------------------------------

Income from operations                                   225,688           180,237           148,240

  Investment income                                       12,666            12,606            17,483
                                                   --------------------------------------------------
Income before income taxes                               238,354           192,843           165,723
                                                   --------------------------------------------------

Provision for income taxes
  Current                                                 50,775            30,740            75,929
  Deferred                                                11,562            21,326           (30,355)
                                                   --------------------------------------------------
                                                          62,337            52,066            45,574
                                                   --------------------------------------------------
Net Income                                          $    176,017      $    140,777      $    120,149
                                                   ==================================================

Earnings per share
     Basic                                          $       0.95      $       0.76      $       0.63
                                                   ==================================================
     Diluted                                        $       0.93      $       0.74      $       0.61
                                                   ==================================================

Weighted average number of common shares outstanding (000's)
     Basic                                               184,321           185,054           189,341
     Diluted                                             189,821           189,627           196,339

Total common shares outstanding (000's)                  185,601           183,808           185,114

                           Research In Motion Limited
                     Incorporated under the Laws of Ontario
           (United States dollars, in thousands except per share data)


                                   Preliminary
                           Consolidated Balance Sheets

As at                                        December 2,           March 4,
(unaudited)                                     2006                2006
-------------------------------------------------------------------------------


Assets
Current
  Cash and cash equivalents                 $     612,817       $     459,540
  Short-term investments                          280,635             175,553
  Trade receivables                               448,697             315,278
  Other receivables                                34,335              31,861
  Inventory                                       216,075             134,523
  Other current assets                             33,301              45,035
  Deferred income tax asset                        30,327              94,789
                                          ------------------------------------
                                                1,656,187           1,256,579

Investments                                       426,595             614,309
Capital assets                                    437,020             326,313
Intangible assets                                 134,966              85,929
Goodwill                                          114,752              29,026
                                          ------------------------------------
                                            $   2,769,520       $   2,312,156
                                          ====================================

Liabilities
Current
  Accounts payable                          $     110,773       $      94,954
  Accrued liabilities                             225,993             144,912
  Income taxes payable                             78,272              17,584
  Deferred revenue                                 25,971              20,968
  Current portion of long-term debt                   274                 262
                                          ------------------------------------
                                                  441,283             278,680

Long-term debt                                      6,591               6,851
Deferred income tax liability                      26,195              27,858
                                          ------------------------------------
                                                  474,069             313,389

Shareholders' equity                            2,295,451           1,998,767
                                          ------------------------------------
                                            $   2,769,520       $   2,312,156
                                          ====================================


                                          Research In Motion Limited
                                    Incorporated under the Laws of Ontario
                          (United States dollars, in thousands except per share data)

                                                  Preliminary
                                     Consolidated Statements of Cash Flows

                                                                         For the three      For the nine
                                                                          months ended      months ended
                                                                           December 2,       December 2,
(unaudited)                                                                   2006              2006
------------------------------------------------------------------------------------------------------------

Cash flows from operating activities
Net income                                                                  $    176,017       $    446,567

Items not requiring an outlay of cash:
  Amortization                                                                    34,642             92,041
  Deferred income taxes                                                           16,673             69,525
  Share-based payments                                                             3,682             12,591
  Other                                                                             (840)              (685)
Net changes in working capital items                                             (14,880)           (53,452)
                                                                       -------------------------------------
Net cash provided by operating activities                                        215,294            566,587
                                                                       -------------------------------------
Cash flows from financing activities
Issuance of share capital                                                         22,221             39,421
Common shares repurchased pursuant to Common Share
  Repurchase Program                                                                   -           (203,933)
Repayment of long-term debt                                                          (67)              (196)
                                                                       -------------------------------------
Net cash provided by (used in) financing activities                               22,154           (164,708)
                                                                       -------------------------------------

Cash flows from investing activities
Acquisition of investments                                                       (35,555)           (44,567)
Proceeds on sale or maturity of investments                                       30,464             66,165
Acquisition of capital assets                                                    (64,139)          (176,843)
Acquisition of intangible assets                                                 (18,720)           (49,412)
Business acquisitions                                                             (4,574)          (116,030)
Acquisition of short-term investments                                            (41,750)           (63,506)
Proceeds on sale and maturity of short-term investments                           49,282            134,878
                                                                       -------------------------------------
Net cash used in investing activities                                            (84,992)          (249,315)
                                                                       -------------------------------------

Effect of foreign exchange gain on cash and cash equivalents                         713                713
                                                                       -------------------------------------
Net increase in cash and cash equivalents
  for the period                                                                 153,169            153,277
Cash and cash equivalents, beginning of period                                   459,648            459,540
                                                                       -------------------------------------
Cash and cash equivalents, end of period                                    $    612,817       $    612,817
                                                                       =====================================


                                                                            December 2,         September 2,
 As at                                                                        2006                  2006
------------------------------------------------------------------------------------------------------------

Cash and cash equivalents                                                   $    612,817       $    459,648
Short-term investments                                                           280,635            237,670
Investments                                                                      426,595            467,324
                                                                       -------------------------------------
Cash, cash equivalents, short-term and long-term investments                $  1,320,047       $  1,164,642
                                                                       =====================================


                                                                     DOCUMENT 2

[RIM GRAPHIC OMITTED]

                                                                    NEWS RELEASE



                                                               December 21, 2006

RIM Provides Status Update

Waterloo, Ontario - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) today provides this status update pursuant to the alternative information guidelines of the Ontario Securities Commission (OSC). These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws. RIM today announced its preliminary operating results for the third quarter of fiscal 2007 in a separate press release.

The Company's management-initiated, voluntary review of stock option grants is ongoing. As previously disclosed, the Audit Committee of RIM's Board of Directors has made a preliminary determination that a restatement of RIM's historical financial statements will be required. The Company does not currently anticipate a material adjustment to the preliminary second quarter operating results reported on September 28, 2006, the preliminary operating results for the third quarter of fiscal 2007 announced today, or to current or future financial years' operating results as a result of the restatement.

As previously disclosed, the review of the Company's historical stock option practices has not yet been concluded and the Company therefore notified the OSC that it would not be in a position to file its restated historical financial statements or its financial statements for the second quarter of fiscal 2007 on or before December 17, 2006. As a result, pursuant to the management cease trade order issued by the OSC on November 7, 2006, RIM provided an update to the OSC on December 18, 2006 with respect to the status of the Company's continuous disclosure obligations. Following submissions from the Company and staff of the OSC, the OSC (by order dated December 18, 2006) continued the management cease trade order in accordance with its terms, provided that the Company report to the OSC on the status of its continuous disclosure obligations if the OSC has not received all necessary Company filings by March 5, 2007.

The Company expects to file its financial statements for the second and third quarters of fiscal 2007 and its restated historical financial statements prior to its fiscal year end of March 3, 2007. In order to provide as much information to shareholders as possible prior to the Company's financial statement and MD&A filings and while its management-initiated, voluntary review is ongoing, the Company also intends (on or prior to January 16, 2007) to disclose additional financial information beyond the information reported in the announcements of the preliminary operating results for the second and third quarters of fiscal 2007, including a narrative explanation of the Company's performance during those quarters.

The Company has had communications with both staff of the OSC and staff of the Securities and Exchange Commission (SEC) about its internal review. The Company intends to continue to cooperate with the OSC and SEC.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.


                                     -more-

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM's ongoing management-initiated, voluntary review of its historical option granting practices, including statements regarding preliminary determinations and expectations regarding the financial impact of the review on RIM's historical, current and future financial statements, the anticipated timing of filing financial statements, and its intention to provide regular updates to its shareholders. The terms and phrases, "preliminary determination", "expects", "will", "anticipate", "intends" and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience, its current assessment of matters relating to its ongoing internal review, and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, or future events to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: determinations made by RIM's Audit Committee, outside advisors, auditors and others; unanticipated developments and delays encountered during the ongoing review; developments relating to RIM's ongoing communications with the SEC and the OSC; additional corrections that may be required based on factual findings and analysis in the ongoing review; and legal and accounting developments regarding stock option grants and interpretations of such guidance. Readers are cautioned to consider the forward-looking statements in light of these risks and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                RESEARCH IN MOTION LIMITED
                                          -------------------------------------
                                                       (Registrant)

Date:   December 22, 2006                 By:  /S/ DENNIS  KAVELMAN
        --------------------                   --------------------------------
                                               Name:  Dennis Kavelman
                                               Title: Chief Financial Officer